

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 31, 2017

Via E-mail
Mr. George L. Pita
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

   Re: MasTec, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Filed February 24, 2017
     File No. 1-8106

Dear Mr. Pita:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ John Cash

      John Cash
      Accounting Branch Chief

      Office of Manufacturing and
      Construction